UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
Amendment No. 1

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9819

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dynex Capital, Inc. 401(k) Plan
(as restated effective July 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Dynex Capital, Inc.
4991 Lake Brook Drive, Suite 100
Glen Allen, Virginia 23060-9245

Explanatory Note

The Annual Report on Form 11-K of the Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) for the fiscal year ended December 31, 2014, filed on June 24, 2015 (the "Initial Report"), is amended by the filing of this Form 11-K/A Amendment No. 1 (the "Form 11-K/A") to the Initial Report. The sole purpose of this amendment is to correct the inadvertent characterization of the company matching contributions as contributions from employees and contributions from employees as company matching contributions in the Statement of Income and Expenses of the Initial Report.

Except as described above, we have not modified or updated other disclosures presented in the Initial Report. This Form 11-K/A does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

Dynex Capital, Inc. 401(k) Plan
Glen Allen, Virginia 23060-9245

Required Information

Items 1-3.  The Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, attached are the financial statements of the Plan as of and for the fiscal year ended December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA.

Item 4.  Pursuant to Sections 103 and 104 of ERISA, and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants.

Dynex Capital, Inc. 401(k) Plan

Statement of Plan Assets and Liabilities

	December 31, 2013	December 31, 2014
PLAN ASSETS
Mutual Funds	$3,958,991	$4,496,673
Corporate Stocks (Employer Stock)	441,619	550,357
Cash Pending Investment	5	2
Participant Loan Receivable	3,501	1,943
Total Plan Assets	4,404,116	5,048,975
PLAN LIABILITIES
Other Liabilities	—	—
Total Plan Liabilities	—	—
NET PLAN ASSETS	$4,404,116	$5,048,975

Dynex Capital, Inc. 401(k) Plan

Statement of Income and Expenses

Year Ended
December 31,
2014

INCOME
Contributions – Company Matching	$143,914
Contributions – Participant	188,652
Contributions – Other	—
Investment Earnings	313,086
Interest on Participant Loans	69

Total Income	645,721

EXPENSES
Payments to Participants	862

Total Expenses	862

NET INCOME	644,859

Net Plan Assets, Beginning of Year	4,404,116

Net Plan Assets, End of Year	$5,048,975

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Dynex Capital, Inc. 401(k) Plan (as restated effective July 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DYNEX CAPITAL, INC. 401(k) PLAN (as restated effective July 1, 2010)

Date: June 25, 2015	By:	/s/ Stephen J. Benedetti
Stephen J. Benedetti Executive Vice President, Chief Operating Officer & Chief Financial Officer Dynex Capital, Inc., Plan Administrator

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